SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 29, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on December 29, 2009 on the Hong Kong Stock Exchange’s website:

(i) at http://www.hkexnews.hk/listedco/listconews/sehk/20091229/LTN20091229487.pdf , with respect to the provision of a guarantee by Xiamen Airlines Company Limited, a subsidiary of the Company, for the loans involved in the partial self-sponsored pilot training program;

(ii) at http://www.hkexnews.hk/listedco/listconews/sehk/20091229/LTN20091229497.pdf , with respect to the extension of the long stop date in connection with the proposed disposal of the Company’s 50% equity interests in MTU Maintenance Zhuhai Co., Ltd.; and

(iii) at http://www.hkexnews.hk/listedco/listconews/sehk/20091229/LTN20091229503.pdf , with respect to extending the term of the airline service agreement by and between the Company and TravelSky Technology Limited for one year.

An English version of each announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: December 29, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement of the Board of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

29 December 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2009-036

Announcement of the Board of China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

A. Provision of guarantee to pilot by Xiamen Airlines Company Limited, a non wholly-owned subsidiary of the Company

The board of Xiamen Airlines Company Limited ("Xiamen Airlines"), a 60%-owned subsidiary of China Southern Airlines Company Limited (the "Company") has reviewed and passed the following resolutions respectively by means of written resolution on 29 December 2009:

(1) approving Xiamen Airlines to provide a guarantee with joint liability for the loans of the partial self-sponsored pilot training program. The maximum amount of loan to be covered by the guarantee should be RMB 500,000 per each self-sponsored pilot, with an aggregate accumulative amount of not more than RMB100 million for the period up to 31 December 2011. The purpose of the guaranteed loan is for the payment of pilot training fee. The scope of guarantee includes the principal loan and interests, liquidated damages, damages, damages and cost incurred for recovering the principal loan. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loan; and

(2) authorising the legal representative (or its authorised representative) of Xiamen Airlines to sign, execute and complete the guarantee contract and all other relevant and necessary documents.

All of the 9 directors of Xiamen Airlines attended the session. The above resolutions have been reviewed and approved by the directors of Xiamen Airlines unanimously. The above resolutions are not required to be presented to the shareholders of the Company for approval under the relevant rules of the places of listing of the Company and the Articles of Association of the Company.

1. Overview of the guarantee

Nowadays, there has been a domestic and an international trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored schemes. Such a change will not only cut down the Company's training expenses significantly, but also ensures the long-term dedicated service of the pilots. However, if the trainee pilot is required to assume the entire training fee, it will create a substantial financial burden to the trainee pilot, given the amount of training fee is substantial. In order to attract trainee pilots of a better quality, Xiamen Airlines began to recruit pilots under the partial self-sponsored training arrangement starting from 2008 and intends to continue to recruit pilots under such partial self-sponsored training arrangement. The training fee for these partial self-sponsored trainee pilots will be jointly shared by Xiamen Airlines and the trainee pilots, of which the trainee pilots shall bear part of the training fee of approximately RMB 400,000 as well as other costs and expenses incurred because of his personal reasons, i.e. taking supplemental exam or further additional training. All other costs will be borne by Xiamen Airlines.

To ensure the smooth implementation of the recruitment and training under the self-sponsored training arrangement, these trainee pilots shall apply to banks for personal loans to cover their training cost, and the loans will be released to the trainee pilots according to the amount and timing of the training fees incurred. The trainee pilots can choose to have an early repayment of the personal loans or liaise with the banks directly on the actual ways of repayment. After the completion of the training, these trainee pilots shall enter into service agreement with Xiamen Airlines to provide pilot services to Xiamen Airlines. The maximum amount of personal loans available to be applied by the trainee pilots shall be RMB 500,000. Xiamen Airlines intends to provide an aggregate amount of guarantee of not more than RMB 100 million for the period ending 31 December 2011.

Xiamen Airlines, as the guarantor for the personal loans, shall assume joint liability with the trainee pilots as to the principal loan and interests, liquidated damages, damages, damages and cost incurred for recovering the principal loan. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

2. Particulars of the guarantee - trainee pilots

Pilots recruited by Xiamen Airlines under the partial self-sponsored training arrangement and who have applied personal loans to cover the part of the training fee of approximately RMB 400,000 as well as other costs and expenses incurred because of his personal reasons, i.e. taking supplemental exam or further additional training, which shall be borne by himself/herself.

3. Particulars of the guarantee

Guarantor:	Xiamen Airlines Company Limited
Guarantee:	pilots recruited by Xiamen Airlines under a partial self-sponsored training arrangement and who have applied for personal loans therefor
Amount of Guarantee:	not more than RMB100 million
Term of Guarantee:	beginning on the date when the first loan is extended to the Guarantee and ending on the date when the principal and interest of the loans are repaid
Type of Guarantee:	warranty

4. External guarantee of the Company as at the date of announcement

As at the date of this announcement, save for the provision of a guarantee with joint liability for the loans of the self-sponsored pilots who applied for personal loans in 2007, 2008 and 2009 as announced by the Company on 6 December 2007, 28 August 2008 and 27 August 2009 on China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn), the Company does not provide any other external guarantee. As at the date of this announcement, save for the provision of a guarantee with joint liability for the loans of the partial self-sponsored pilots, Xiamen Airlines does not provide any other external guarantee.

According to the approval from the shareholders and board resolutions of the Company, the Company has provided guarantee with joint liability for the loans to the self-sponsored pilots who applied for personal loans in 2007, 2008 and 2009. The guarantee period started on the date when the loan was extended to a pilot and will end two years after the expiry date of the loan, and the guaranteed amount is RMB90,858,000, of not more than RMB 213.6 million and of not more than RMB 184.75 million in 2007,2008 and 2009 respectively. As at 30 November 2009, the banks had extended loans to some of the pilots, and the amount of loans that were guaranteed by the Company amounted to RMB57,109,500.

5. Document available for inspection

1. the 14th Board Resolution of the Fourth Session of the Board of Xiamen Airlines Company Limited

B. Follow-up announcement in relation to the Transfer of Shareholding in MTU Maintenance Zhuhai Co., Ltd. ("Zhuhai MTU")

The Board has passed the resolutions in relation to the transfer of the 50% equity interest in Zhuhai MTU by way of a transfer agreement (the "Transfer Agreement") from the Company to China Southern Air Holding Limited ("CSAHC") and the entering into an agreement ("Agreement") relating to the continuing connected transactions of the Company between the Company, CSAHC, MTU Aero Engines GmbH (a company holding 50% of the equity interest of MTU Zhuhai, hereinafter referred to as "MTU GmbH") and MTU Zhuhai on 28 September 2009. For further details, please refer to the announcement published on China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 29 September 2009.

According to the progress of the transfer of the equity interests in Zhuhai MTU, the Company has convened an extraordinary board meeting to approve the entering into the supplemental agreement to the Transfer Agreement between the Company and CSAHC and the entering into the supplemental agreement to the Agreement relating to the continuing connected transactions between the Company, CSAHC, MTU GmbH and Zhuhai MTU.

As CSAHC is the controlling shareholder of the Company, Mr. Si Xian Min, Mr. Li Wen Xin, Mr. Wang Quan Hua, Mr. Liu Bao Heng being connected directors had abstained from voting on the resolutions. The number of Directors supposed to be present was 8, of which 8 attended in person. The above resolutions have been reviewed and approved by the Directors unanimously. The method and procedures for the consideration and approval of the resolutions are in compliance with the relevant provisions of the Company Law and the Articles of Association of the Company.

The key contents of the supplemental agreement to the Transfer Agreement are: if the conditions precedent to the Transfer Agreement are not fulfilled on or before 28 February 2010 or such later date as the parties may mutually agree in writing, the parties may negotiate and mutually agree to terminate the Transfer Agreement and the parties thereto shall not be subject to any default liability for such mutual termination. Each party thereto shall bear its own costs and expenses in relation to the Proposed Transfer. All rights and obligations of the parties under the Transfer Agreement shall cease, provided that the rights and liabilities of the parties thereto which have accrued prior to termination shall subsist and none of the parties to the Transfer Agreement shall have any claims against the other (save for any antecedent breach). Each of the parties thereto agree and confirm that the remaining provisions of the Transfer Agreement shall remain unchanged and in full force and effect.

The key contents of the supplemental agreement to the Agreement entered into between the Company, CSAHC, MTU GmbH and Zhuhai MTU are: if the Agreement does not become effective on or before 28 February 2010, it will lapse and be of no further force and effect, and the Parties shall have no claims whatsoever against each other. Each of the parties thereto agree and confirm that the remaining provisions of the Transfer Agreement shall remain unchanged and in full force and effect.

Board of Directors of China Southern Airlines Company

29 December 2009

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

EXTENSION OF LONG STOP DATE DISCLOSEABLE AND CONNECTED TRANSACTION DISPOSAL OF 50% EQUITY INTERESTS IN MTU MAINTENANCE ZHUHAI CO. LTD.

Reference is made to the announcement of China Southern Airlines Company Limited (the "Company") issued on the website of the Stock Exchange (www.hkexnews.hk) on 28 September 2009 and China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 29 September 2009 and the circular of the Company dated 12 October 2009 ("Circular") in relation to, among others, the proposed disposal of the 50% equity interests in MTU Maintenance Zhuhai Co., Ltd. and the relevant continuing connected transactions. Capitalised terms used herein have the same meaning as defined in the Circular.

Completion of the Transfer Agreement is subject to the conditions stated in the sub-paragraph headed "Conditions precedent" under the section headed "The Transfer Agreement" in the Circular having been fulfilled on or before the Long Stop Date or such other date as mutually agreed between the parties to the Agreement, failing which the Transfer Agreement will be terminated and all obligations of the parties under the Transfer Agreement shall cease, provided that the rights and liabilities of the parties thereto which have accrued prior to termination shall subsist and none of the parties to the Transfer Agreement shall have any claims against the other (save for any antecedent breach).

Completion of the Agreement is also subject to the conditions stated in the sub-paragraph headed "Conditions precedent" under the section headed "The Agreement" in the Circular. If the Agreement does not become effective on or before the Long Stop Date, it will lapse and be of no further force and effect, and the parties thereto shall have no claims whatsoever against each other.

According to the progress of the transfer of the equity interests in the JV Company, it is expected that additional time is required for the fulfilment of the conditions precedent, thus, the Company and CSAHC entered into a supplemental agreement on 29 December 2009 pursuant to which the parties agree that if the conditions precedent are not fulfilled on or before 28 February 2010 or such later date as the parties may mutually agree in writing, the parties may

HKG 2162966_4_HKMATTERS(Announcement - extension of completion) 1 negotiate and mutually agree to terminate the Transfer Agreement and the parties thereto shall not be subject to any default liability for such mutual termination. Each party thereto shall bear its own costs and expenses in relation to the Proposed Transfer. All rights and obligations of the parties under the Transfer Agreement shall cease, provided that the rights and liabilities of the parties thereto which have accrued prior to termination shall subsist and none of the parties to the Transfer Agreement shall have any claims against the other (save for any antecedent breach). Each of the parties thereto agree and confirm that the remaining provisions of the Transfer Agreement shall remain unchanged and in full force and effect.

On the same date, the Company, CSAHC, MTU and the JV Company also entered into a supplemental agreement, pursuant to which the parties agree that if the Agreement does not become effective on or before 28 February 2010, it will lapse and be of no further force and effect, and the Parties shall have no claims whatsoever against each other. Each of the parties thereto agree and confirm that the remaining provisions of the Transfer Agreement shall remain unchanged and in full force and effect.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

29 December 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

HKG 2162966_4_HKMATTERS(Announcement - extension of completion) 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published an "Announcement of the Connected Transactions of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

29 December 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Stock Short Name: CSA Stock Code: 600029 Announcement No.: Lin 2009-037

Announcement of the Connected Transactions of China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the Articles of Association of China Southern Airlines Company Limited (the ("Company"), the Board held an extraordinary meeting on 29 December 2009 and adopted the following resolution:

1. The Airline Service Agreement of TravelSky Technology Limited ("Service Agreement") entered into between the Company and TravelSky Technology Limited ("TravelSky") in May 2009 was approved to be extended for one year for the period from 1 January 2010 to 31 December 2010 and the executive Directors are authorized to execute agreements in relation thereto.

The number of Directors supposed to be present was 11, of which 11 attended in person. The above resolutions have been reviewed and approved by the Directors unanimously. As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, the above transactions constitute connected transactions under the listing rules of Shanghai Stock Exchange (the "SSE Listing Rules"), therefore Mr. Wang Quan Hua being a connected director had abstained from voting on the resolution. The method and procedures for the consideration and approval of the resolutions are in compliance with the relevant provisions of the Company Law, the Securities Law and the Articles of Association of the Company. As the 2010 annual cap for the continuing connected transactions to be conducted between the Company and TravelSky in the ordinary course of business is set at RMB 400 million, which exceeds 5% of the latest audited net assets value of the Company. The above connected transactions shall be submitted for approval at the general meeting of the Company under the SSE Listing Rules.

I. SUMMARY OF THE CONNECTED TRANSACTIONS

TravelSky Technology Limited is a provider of information technology solutions for aviation and travel industry which provides flight control system services, electronic travel distribution system services, civil aviation and commercial data network services and ticket-reservation system extended services to airline companies. In May 2009, the Company entered into the Airline Service Agreement with TravelSky Technology Limited ("TravelSky"). For details of the Airline Service Agreement, please refer to the announcement issued by the Company on 8 May 2009 on China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn). As the Airline Service Agreement will expire on 31 December 2009, the Company and TravelSky agree to extend the term of the Airline Service Agreement for the period from 1 January 2010 to 31 December 2010 and all other terms of the Airline Service Agreement shall remain unchanged.

II. INFORMATION ON THE CONNECTED PARTIES AND THEIR RELATIONSHIP

TravelSky was incorporated in October 2000 and was listed and traded on the Stock Exchange of Hong Kong Limited in February 2001, with its legal representative being Xu Qiang. Its registered office is at Floor 18-20, Block C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China. It has a registered capital of RMB1,950,806,393. Its business scope covers "Permitted businesses - Internet information services (other than the press, publication, education, health care, pharmaceuticals, medical equipment and BBS) expiring on 18 July 2011 and General businesses - computer software and hardware undertaking; computer software and hardware, peripherals, the research, development, production, sales and leasing of networking product and the technical information, technical services related with such businesses; import and export; consulting service on trade and tourism information."

As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, TravelSky is a connected person of the Company under Rules 10.1.3 and 10.1.5 of the SSE Listing Rules and the transactions entered into between the Company and TravelSky constitute connected transactions.

III. MAIN CONTENTS OF THE CONNECTED TRANSACTIONS

The principal terms of the Airline Service Agreement entered into between the Company and TravelSky in May 2009 are as follows:

1. TravelSky is to provide the Company with flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services during the term of the contract.

2. TravelSky is responsible for the central computer's software and hardware upgrade and the daily maintenance of the application system, ensuring the reliable operation of the production system and providing the Company with round-the-clock system services and network service safeguarding as well as necessary basic training.

3. The services provided by TravelSky to the Company must comply with the purposes as agreed by both parties in the Airline Service Agreement and the relevant safety and quality standards provided by the state and civil aviation administrative authorities.

4. The Company shall pay service fees in time for the services provided by TravelSky with reference to the rates provided by Civil Aviation Administration of China.

5. Modification of the Airline Service Agreement must be made in writing and agreed by both Parties. The Airline Service Agreement shall take effect after being signed by the legal representatives or authorised representatives, affixed with company seals and approved by the board of directors and shareholders at the general meeting of the respective parties.

IV. COMMENTS OF THE BOARD

The above-mentioned connected transactions were entered into in accordance with the relevant provisions of Civil Aviation Administration of China after due and thorough negotiation and based on fair and reasonable commercial terms. The extending of the term of the Airline Service Agreement helps ensure the daily operation of the Company, satisfy the increasing needs of the Company for aviation information service and technical support service and is in the interests of the Company and the shareholders as a whole.

V. INDEPENDENT OPINIONS OF INDEPENDENT DIRECTORS

In order to protect the interests of the minority shareholders and comply with the relevant provisions of the SSE Listing Rules, the independent Directors of the Company shall express their independent opinions on these connected transactions.

The independent Directors of the Company have carefully considered the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and TravelSky for one more year and reviewed the relevant agreements, and made inquiries to the executive Directors and senior management of the Company on relevant issues and hereby present their independent opinions on the connected transactions as follows:

1. A majority of the Board passed the resolution on the connected transactions with the connected Directors abstaining from voting and the decision-making procedures are legal and valid;

2. The above-mentioned connected transactions were entered into in accordance with the needs of daily operation and production under the principles of "fairness, equity, voluntariness and sincerity", which are in line with market practices and in the interests of the Company and the shareholders as a whole without jeopardizing the interests of minority shareholders.

3. The above-mentioned connected transactions are able to satisfy the increasing needs of the Company for system service and technical support service and will help to ensure the normal operation and production of the Company and boost the operating results of the Company. It is beneficial to the operation and long-term development of the Company and in the interests of the Company and the shareholders as a whole.

VI. INDEPENDENT OPINIONS OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company has carefully considered the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and TravelSky for one more year and concluded that the above connected transactions are in line with the fair market conditions without jeopardizing the interests of the Company and its shareholders, especially the minority shareholders. The decision-making procedures are in compliance with the listing rules of the stock exchange where its shares are listed as well as the articles of association of the Company and therefore valid and beneficial to the operation and long-term development of the Company.

Documents Available for Inspection

1. Resolutions of the Board of Directors of China Southern Airlines Company Limited (No. Lin 20091224);
2. Independent opinions of Independent Directors of China Southern Airlines Company Limited on the extension of the term of the connected transactions under the Service Agreement entered into between the Company and the TravelSky Technology Limited for one more year;
3. Independent opinions of the Supervisory Committee of China Southern Airlines Company Limited on the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and the TravelSky Technology Limited for one more year;
4. Confirmation of renewal of the Airline Service Agreement entered into between the Company and TravelSky Technology Limited.

China Southern Airlines Company Limited
29 December 2009

Note: As TravelSky is not a connected person of the Company under The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), the reporting, announcement and independent shareholders' approval requirements pursuant to Chapter 14A of the Listing Rule is not applicable to this continuing connected transaction contemplated under the Airline Service Agreement.